Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER 2017 FINANCIAL AND

OPERATING RESULTS

ATHENS, GREECE, August 24, 2017. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter ended June 30, 2017.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 94.9% in Q2 17’ (91.2% in Q2 16’).

•	Commercial off hire days reduced in Q2 17’ by 41.7% compared to Q2 16’.

•	Approximately 83% of fleet days secured on period charters for the remainder of 2017, with a total of approximately $180 million in contracted revenues

•	Sale of two of our oldest vessels, the Gas Icon (1994 built) and the Gas Emperor (1994 built), both for further trading.

•	Further delivery delay of two of the remaining 22,000 cbm LPG semi refrigerated vessels- at zero cost.

•	Record revenues of $39.3 million, increased compared to Q2 16’ by 10.1%.

•	Adjusted EBITDA of $15.5 million in Q2 17’ compared to $11.8 million in Q2 16’.

•	Moderate gearing as debt to assets stands at about 40%,

•	Cash at hand of $43.3 million with operating cashflow of $24.5 million.

Second Quarter 2017 Results:

◾	Revenues for the three months ended June 30, 2017 amounted to $39.3 million, an increase of $3.6 million, or 10.1%, compared to revenues of $35.7 million for the three months ended June 30, 2016, mainly due to increased fleet utilization and a slight increase in market rates.
◾	Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2017 were $4.5 million and $14.4 million respectively, compared to $3.7 million and $15.2 million respectively, for the three months ended June 30, 2016. The $0.8 million increase in voyage expenses is mainly attributed to higher bunker costs due to increased oil prices. The 5.3% decrease in vessels’ operating expenses compared to the same period of 2016 was mostly due to improved operating efficiency and a 10.6% decrease in store costs.
◾	Drydocking costs for the three months ended June 30, 2017 and 2016 were $1.2 million and $1.5 million, respectively. The costs for the second quarter of 2017 corresponds to the drydocking of three vessels, while in the same period of 2016 the Company completed the drydocking of four vessels.
◾	Depreciation for both the three months ended June 30, 2017 and 2016 was $9.7 million.

◾	Included in the second quarter 2017 results were net losses from interest rate derivative instruments of $0.1 million. Interest paid on interest rate derivative instruments amounted to $0.1 million.
◾	The Company recorded an impairment loss of $3.2 million for three of its oldest vessels, two of which have been classified as held for sale, as of June 30, 2017
◾	As a result of the above, for the three months ended June 30, 2017, the Company reported a net loss of $1.7 million, compared to a net loss of $1.6 million for the three months ended June 30, 2016. The weighted average number of shares for the three months ended June 30, 2017 was 39.8 million. Loss per share, basic and diluted, for the three months ended June 30, 2017 and 2016 amounted to $0.04.
◾	Adjusted net income was $1.5 million or $0.04 per share for the three months ended June 30, 2017 compared to adjusted net loss of $1.5 million or $0.04 per share for the same period of last year.
◾	EBITDA for the three months ended June 30, 2017 amounted to $12.2 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.
◾	An average of 53.4 vessels were owned by the Company during the three months ended June 30, 2017, compared to 53.0 vessels for the same period of 2016.

Six Months 2017 Results:

◾	Revenues for the six months ended June 30, 2017, amounted to $77.3 million, an increase of $5.1 million, or 7.1%, compared to revenues of $72.2 million for the six months ended June 30, 2016, primarily due to improved market conditions.
◾	Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2017 were $8.1 million and $29.3 million, respectively, compared to $7.6 million and $29.8 million for the six months ended June 30, 2016. The $0.5 million increase in voyage expenses was mainly due to the higher bunker prices prevailing in the first six months of 2017 compared to the same period of 2016. The $0.5 million decrease in vessels’ operating expenses was mainly driven by improved operating efficiency and a decrease in store costs that led to the decline of daily average operating cost by 1.5% compared to the first six months of 2016.
◾	Drydocking Costs for the six months ended June 30, 2017 and 2016 were $1.9 million and $2.2 million, respectively, representing the costs of 5 and 7 vessels drydocked in the respective periods.
◾	Depreciation for the six months ended June 30, 2017, was $19.4 million, a $0.1 million increase from $19.3 million for the same period of last year.
◾	Included in the first six months of 2017 results are net losses from interest rate derivative instruments of $0.2 million. Interest paid on interest rate swap arrangements amounted to $0.2 million.
◾	The Company recorded an impairment loss of $3.2 million in the first six months of 2017 for three of its oldest vessels, two of which have been classified as held for sale.
◾	As a result of the above, the Company reported a net income for the six months ended June 30, 2017 of $0.3 million, compared to a net loss of $0.9 million for the six months ended June 30, 2016. The average number of shares outstanding as of June 30, 2017 was 39.8 million. Earnings per share for the six months ended June 30, 2017 amounted to $0.01 compared to loss per share of $0.02 for the same period of last year.
◾	Adjusted net income was $3.6 million, or $0.09 per share, for the six months ended June 30, 2017 compared to adjusted net loss of $1.3 million, or $0.03 per share, for the same period of last year.
◾	EBITDA for the six months ended June 30, 2017 amounted to $27.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 53.2 vessels were owned by the Company during the six months ended June 30, 2017, compared to 52.9 vessels for the same period of 2016.

◾	As of June 30, 2017, cash and cash equivalents amounted to $43.3 million and total debt amounted to $408.2 million. During the six months ended June 30, 2017 debt repayments amounted to $22.2 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A three year bareboat charter for its 2009 built product tanker, the Stealth Bahla, with an international tanker operator until August 2020.

•	A thirty months’ time charter for its 2016 built LPG carrier, the Eco Nical, with an oil major until December 2019.

•	A one year time charter for its 2014 built LPG carrier, the Eco Invictus, with a major international LPG trader until October 2018.

•	A one year time charter for its 2011 built LPG carrier, the Gas Cerberus, with a major international LPG trader until July 2018.

•	A one year time charter for its 2003 built LPG carrier, the Gas Prodigy, with a major international LPG trader until September 2018.

•	A one year time charter extension for its 2015 built LPG carrier, the Eco Czar, with a major international trading house until August 2018.

•	A one year time charter for its 2006 built LPG carrier, the Gas Alice, with a national oil company until August 2018.

•	A one year time charter extension for its 2006 built LPG carrier, the Gas Inspiration, with a major international LPG trader until September 2018.

•	A one year time charter extension for its 2011 built LPG carrier, the Gas Elixir, with a major international LPG trader until March 2019.

•	A one year time charter extension for its 2015 built LPG carrier, the Eco Enigma, with a major international LPG trader until January 2019.

•	A four months’ time charter for its 1995 built LPG carrier, the Gas Texiana, with a major international trading house until November 2017.

•	A six months’ time charter for its 1997 built LPG carrier, the Gas Monarch, with an international energy trader until February 2018.

•	A three months’ time charter for its 1996 built LPG carrier, the Gas Nirvana, with a major international trading house until November 2017.

•	A three months’ time charter extension for its 1996 built LPG carrier, the Gas Evoluzione, with a major international trading house until November 2017.

•	A two months’ time charter for its 2006 built LPG carrier, the Gas Enchanted, with an international energy trader until September 2017.

With these charters, the Company has contracted revenues of approximately $180 million. Total anticipated voyage days of our fleet are about 83% covered for the remainder of 2017 and 44% covered for 2018.

Board Chairman Michael Jolliffe Commented

The second quarter of 2017 was quite encouraging for StealthGas. In spite of the low seasonal demand, we managed to achieve close to 95% operational utilization, which is the second best, second quarter’s performance marked since the year 2012. Consequently, our revenues were higher than anticipated. In addition to this, we succeeded in decreasing our operating costs. So both these factors contributed to our profitability which, excluding the impairment charges of the quarter, was quite satisfactory and significantly improved compared to the second quarter of 2016. Going forward, we have secured more than 83% of our fleet days in period charters and our market shows positive signs of improvement such as increase in rates, low orderbook and acceleration of the scrapping activity. In addition we succeeded in pushing back the deliveries of our second and third 22,000 cbm semi-ref eco newbuildings to the first quarter of 2018. Last but not least, we sold two of our oldest ships at a hefty premium over scrap showing increased confidence from buyers even for overage ships. Based on all of the above, we remain confident for the quarters to come.

Conference Call details:

On August 24, 2017 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 00 1877 280 1254 (US Toll Free Dial In) or 0800 279 4977 (UK Toll Free Dial In).

Access Code: 3609155.

In case of any problems with the above numbers, please dial +1212 444 0896 (US Toll Dial In), +44(0)20 3427 1914 (Standard International Dial In).

Access Code: 3609155.

A telephonic replay of the conference call will be available until August 30, 2017 by dialing +1 719-457-0820 (US Local Dial In), +44 (0) 207 660 0134 (UK Local Dial In).

Access Code: 3609155.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 54 vessels. The fleet comprises of 50 LPG carriers, including two chartered in LPG vessels, with a total capacity of 269,647 cubic meters (cbm) and three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 3 LPG carriers with expected deliveries in 2018. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 53 operating LPG carriers with a total capacity of 335,647 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the second quarters and six month periods ended June 30, 2016 and June 30, 2017.

FLEET DATA	Q2 2016	Q2 2017	6M 2016	6M 2017
Average number of vessels (1)	53.0	53.4	52.9	53.2
Period end number of owned vessels in fleet	54	54	54	54
Total calendar days for fleet (2)	5,009	5,045	10,000	9,995
Total voyage days for fleet (3)	4,890	5,018	9,828	9,911
Fleet utilization (4)	97.6%	99.5%	98.3%	99.2%
Total charter days for fleet (5)	3,821	4,080	7,647	8,318
Total spot market days for fleet (6)	1,069	938	2,181	1,593
Fleet operational utilization (7)	91.2%	94.9%	91.2%	96.1%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income/(Loss), EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income/(loss) represents net income/(loss) before loss on derivatives excluding net swap interest paid, share based compensation, impairment loss and gain on sale of vessels. EBITDA represents net income before interest and finance costs including net swap interest paid, interest income and other income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding net swap interest paid, impairment loss and gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net income/(loss), you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Periods Ended June 30th,
	2016	2017	2016	2017
Net Income – Adjusted Net Income
Net (loss)/income	(1,550,038)	(1,708,871)	(914,191)	294,833
Loss on derivatives	201,063	101,249	419,291	228,380
Less swap interest paid	(203,195)	(108,585)	(737,050)	(244,960)
Gain on sale of vessel, net	—	—	(293,791)	—
Impairment loss	—	3,225,890	—	3,225,890
Share based compensation	90,726	36,300	181,452	72,202
Adjusted Net (loss)/income	(1,461,444)	1,545,983	(1,344,289)	3,576,345

Net (loss)/income – EBITDA
Net (loss)/income	(1,550,038)	(1,708,871)	(914,191)	294,833
Plus interest and finance costs and swap interest paid	3,697,720	4,252,266	7,587,555	8,000,134
Less interest income and other income/(expenses)	(149,989)	(72,446)	(272,729)	(150,025)
Plus depreciation	9,694,694	9,743,366	19,334,074	19,447,820
EBITDA	11,692,387	12,214,315	25,734,709	27,592,762

Net (loss)/income – Adjusted EBITDA
Net (loss)/income	(1,550,038)	(1,708,871)	(914,191)	294,833
Loss on derivatives	201,063	101,249	419,291	228,380
Gain on sale of vessel, net	—	—	(293,791)	—
Impairment loss	—	3,225,890	—	3,225,890
Share based compensation	90,726	36,300	181,452	72,202
Plus interest and finance costs	3,494,525	4,143,681	6,850,505	7,755,174
Less interest income and other income/(expenses)	(149,989)	(72,446)	(272,729)	(150,025)
Plus depreciation	9,694,694	9,743,366	19,334,074	19,447,820
Adjusted EBITDA	11,780,981	15,469,169	25,304,611	30,874,274

EPS – Adjusted EPS
Net (loss)/income	(1,550,038)	(1,708,871)	(914,191)	294,833
Adjusted net (loss)/income	(1,461,444)	1,545,983	(1,344,289)	3,576,345
Weighted average number of shares – Basic and Diluted	39,746,051	39,802,885	39,890,741	39,802,885
EPS – Basic and Diluted	(0.04)	(0.04)	(0.02)	0.01
Adjusted EPS	(0.04)	0.04	(0.03)	0.09

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2016	2017	2016	2017
Revenues
Revenues	33,303,089	38,311,480	67,327,621	75,363,821
Revenues – related party	2,441,791	961,893	4,891,341	1,973,643
Total revenues	35,744,880	39,273,373	72,218,962	77,337,464

Expenses
Voyage expenses	3,230,841	4,054,249	6,747,136	7,141,963
Voyage expenses – related party	430,259	486,522	889,988	961,655
Charter hire expenses	1,024,348	875,005	2,055,722	1,756,942
Vessels’ operating expenses	14,195,501	14,017,188	27,716,880	28,537,294
Vessels’ operating expenses – related party	1,018,592	350,973	2,043,964	752,404
Drydocking costs	1,495,286	1,233,368	2,172,475	1,925,113
Management fees – related party	1,822,870	1,844,635	3,615,595	3,654,085
General and administrative expenses	791,097	645,844	1,544,893	1,361,803
Depreciation	9,694,694	9,743,366	19,334,074	19,447,820
Impairment loss	—	3,225,890	—	3,225,890
Net gain on sale of vessels	—	—	(293,791)	—
Other operating costs	—	395,990	—	545,990
Total expenses	33,703,488	36,873,030	65,826,936	69,310,959

Income from operations	2,041,392	2,400,343	6,392,026	8,026,505

Other (expenses)/income
Interest and finance costs	(3,494,525)	(4,143,681)	(6,850,505)	(7,755,174)
Loss on derivatives	(201,063)	(101,249)	(419,291)	(228,380)
Interest income and other income/(expenses)	149,989	72,446	272,729	150,025
Foreign exchange (loss)/gain	(45,831)	63,270	(309,150)	101,857
Other expenses, net	(3,591,430)	(4,109,214)	(7,306,217)	(7,731,672)

Net (loss)/income	(1,550,038)	(1,708,871)	(914,191)	294,833

(Loss)/Earnings per share
– Basic and diluted	(0.04)	(0.04)	(0.02)	0.01

Weighted average number of shares
– Basic and diluted	39,746,051	39,802,885	39,890,741	39,802,885

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2016	2017
Assets
Current assets
Cash and cash equivalents	64,993,923	43,349,049
Receivables from related party	115,599	—
Trade and other receivables	3,918,031	6,327,051
Claims receivable	—	54,466
Inventories	2,809,123	3,541,175
Advances and prepayments	1,278,357	1,448,002
Restricted cash	3,363,012	3,236,011
Vessels held for sale	—	5,801,867
Total current assets	76,478,045	63,757,621
Non current assets
Advances for vessels under construction	55,785,801	55,775,156
Vessels, net	863,699,739	890,600,011
Other receivables	—	269,947
Restricted cash	5,174,710	6,760,212
Deferred finance charges	540,414	851,760
Fair value of derivatives	263,635	194,951
Total non current assets	925,464,299	954,452,037
Total assets	1,001,942,344	1,018,209,658

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,890,933	13,177,367
Trade accounts payable	8,728,267	9,610,016
Accrued and other liabilities	5,299,479	5,176,892
Customer deposits	—	1,820,700
Deferred income	4,621,438	4,530,189
Deferred income – related party	232,774	—
Current portion of long-term debt	54,593,715	71,911,083
Total current liabilities	81,366,606	106,226,247

Non current liabilities
Fair value of derivatives	364,823	337,021
Customer deposits	2,556,700	736,000
Deferred gain on sale and leaseback of vessels	385,127	288,408
Deferred income	1,910	4,507
Long-term debt	343,291,874	336,332,598
Total non current liabilities	346,600,434	337,698,534
Total liabilities	427,967,040	443,924,781

Commitments and contingencies
Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,342,523	501,414,725
Retained earnings	94,688,024	94,982,857
Accumulated other comprehensive income/(loss)	25,435	(32,027)
Total stockholders’ equity	573,975,304	574,284,877
Total liabilities and stockholders’ equity	1,001,942,344	1,018,209,658

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2016	2017
Cash flows from operating activities
Net (loss)/income for the period	(914,191)	294,833
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	19,334,074	19,447,820
Amortization of deferred finance charges	352,979	346,663
Amortization of deferred gain on sale and leaseback of vessels	(97,253)	(96,719)
Share based compensation	181,452	72,202
Change in fair value of derivatives	(317,759)	(16,580)
Impairment loss	—	3,225,890
Gain on sale of vessels	(293,791)	—

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	922,102	(2,678,967)
Claims receivable	—	(220,084)
Inventories	(235,552)	(953,919)
Advances and prepayments	(332,564)	(169,645)
Increase/(decrease) in
Balances with related parties	(2,622,132)	4,866,169
Trade accounts payable	1,056,210	810,510
Accrued liabilities	678,237	(122,587)
Deferred income	(746,724)	(321,426)
Net cash provided by operating activities	16,965,088	24,484,160

Cash flows from investing activities
Insurance proceeds	—	165,618
Vessels’ acquisitions and advances for vessels under construction	(43,937,806)	(54,536,234)
Proceeds from sale of vessels, net	1,114,400	—
Net cash used in investing activities	(42,823,406)	(54,370,616)

Cash flows from financing activities
Stock repurchase	(2,070,306)	—
Deferred finance charges	(540,414)	(646,506)
Loan repayments	(31,181,667)	(22,153,411)
Proceeds from long-term debt	31,200,000	32,500,000
Net cash (used in)/provided by financing activities	(2,592,387)	9,700,083

Net decrease in cash, cash equivalents and restricted cash	(28,450,705)	(20,186,373)
Cash, cash equivalents and restricted cash at beginning of year	118,665,600	73,531,645
Cash, cash equivalents and restricted cash at end of period	90,214,895	53,345,272

Cash breakdown
Cash and cash equivalents	71,575,753	43,349,049
Restricted cash, current	13,466,850	3,236,011
Restricted cash, non current	5,172,292	6,760,212
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	90,214,895	53,345,272